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                                                              Exhibit (a)(1)(vi)

                           FORM OF E-MAIL CONFIRMATION
                           OF RECEIPT OF ELECTION FORM

         This e-mail confirms our receipt of your Election Form, which sets forth your election to exchange one or more of your outstanding options for cancellation and regrant pursuant to our voluntary stock option exchange program. This e-mail does not serve as our formal acceptance of the options designated on your Election Form for cancellation and regrant, per the terms and conditions of the most recent version of the Offer to Exchange Certain Outstanding Options for New Options (originally dated June 25, 2003, as amended on July 9, 2003) (as so amended, and as it may be amended from time to time thereafter, the "Offer") distributed to you and filed with the SEC. A formal notice of the acceptance/rejection of your options will be sent to you promptly after the expiration of the Offer, which is currently scheduled to occur at 5:00 p.m., Pacific Time, on July 24, 2003 (the "Expiration Date").

         Your election to exchange your options may be withdrawn or changed at any time prior to the Expiration Date. To withdraw your election, you must submit a Notice to Withdraw from the Offer prior to the Expiration Date per the procedures set forth in the Offer. To change your election, you must submit a new Election Form prior to the Expiration Date per the procedures set forth in the Offer.

         If you have questions regarding this confirmation, contact:

                  Capstone Turbine Corporation
                  Attention: Debbie Bernard
                  21211 Nordhoff Street
                  Chatsworth, California  91311
                  Phone:(818) 734-5431
                  Fax: (818) 734-5381